Exhibit 99.24

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA REPORTS
SECOND QUARTER 2011 RESULTS

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, August 8, 2011 – Brookfield Office Properties Canada (BOX.UN: TSX), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended June 30, 2011 was $47.5 million or $0.51 per unit, compared to $12.0 million or $0.13 per unit during the same period in 2010.

Funds from operations (“FFO”) for the three months ended June 30, 2011, was $32.5 million or $0.35 per unit, compared with $29.9 million or $0.32 per unit during the same period in 2010. Adjusted funds from operations (“AFFO”) was $23.9 million or $0.26 per unit for the three months ended June 30, 2011, compared to $20.5 million or $0.22 per unit during the same period in 2010.

Commercial property net operating income for the three months ended June 30, 2011 was $58.8 million, compared with $54.8 million during the same period in 2010.

HIGHLIGHTS OF THE SECOND QUARTER

Continuing its pro-active leasing strategy in the second quarter of 2011, Brookfield Office Properties Canada leased 423,000 square feet of space during the quarter. Pre-leasing and renewals represent 87% of the total with new leases representing the remainder. The Trust’s occupancy rate finished the quarter at 97.6%, up 50 basis points from year-end 2010. This compares favourably with the Canadian national average of 91.9%.

Leasing highlights include:

Toronto – 303,000 square feet
•	An average seven-year renewal and expansion with Citco Inc. for 116,000 square feet at Hudson’s Bay Centre
•	A 10-year renewal and expansion with the McGraw-Hill Companies for 37,000 square feet at Exchange Tower
•	An average five-year renewal and expansion with DIALOG for 32,000 square feet at Hudson’s Bay Centre

•	An average 14-year renewal and expansion with Burgundy Asset Management Ltd. for 27,000 square feet at Bay Wellington Tower
•	A 10-year renewal with Prime Office Toronto Inc. for 25,000 square feet at Exchange Tower

Calgary – 78,000 square feet
•	An 11-year renewal and expansion with Colliers International for 25,000 square feet at Bankers Hall
•	A 16-year expansion with Enbridge Inc. for 23,000 square feet at Fifth Avenue Place
•	A five-year renewal with Q9 Networks Inc. for 22,000 square feet at Bankers Hall

Vancouver – 42,000 square feet
•	A 10-year renewal with The Economical Insurance Group for 20,000 square feet at Royal Centre
•	A five-year renewal with Xerox Canada Ltd. for 14,000 square feet at Royal Centre

Established $125 million revolving credit facility with a number of Canadian chartered banks with a three-year term and one one-year extension option at an interest rate of bankers’ acceptance + 2%.

Refinanced Fifth Avenue Place, Calgary with 10-year first mortgage bonds totaling $350 million (BOX’s share: $175 million) at a fixed interest rate of 4.71%, subsequent to the second quarter. The bonds have been given an ‘A’ rating by DBRS.

Extended the $420 million construction loan on Bay Adelaide Centre for a further one-year period to July 2012. This is the second of two one-year options exercised past the original maturity date.

Announced management and director changes. Jan Sucharda was promoted to president and chief executive officer of Canadian Commercial Operations, and was named to the board of trustees. Tom Farley was named chairman of the board of trustees.

OUTLOOK

"Vacancy rates continue to decrease in our core markets of Toronto and Calgary, and our liquidity position has been significantly enhanced through financing transactions completed during the quarter," said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada.

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Net Operating Income, FFO and AFFO
This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined as net income prior to extraordinary items, one-time transaction costs, valuation adjustments, and certain other non-cash items if any. AFFO is defined as FFO net of normalized second generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release.  Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Distribution Declaration
The Board of Trustees of Brookfield Office Properties Canada announced a distribution of $0.09 per trust unit payable on September 15, 2011 to holders of trust units of record at the close of business on August 31, 2011.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada including the Trust’s most recent Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Supplemental Information
Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit
 www.brookfieldofficepropertiescanada.com

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	Jun. 30, 2011	Dec. 31, 2010

Assets
Commercial properties	$4,029.2	$3,965.0
Tenant receivables and other assets	24.8	21.8
Cash and cash equivalents	42.4	20.4
	$4,096.4	$4,007.2

Liabilities
Commercial property debt	$1,638.5	$1,591.8
Accounts payable and other liabilities	75.4	70.5

Equity
Trust units	550.3	550.2
Unitholders’ retained earnings	104.5	93.9
Non-controlling interest(1)	1,727.7	1,700.8
	$4,096.4	$4,007.2
 (1)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME(1)

(Cdn Millions, except per unit amounts)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Commercial property operations
Revenue	$109.7	$104.1	$217.0	$205.9
Operating expenses	50.9	49.3	101.6	99.4
	58.8	54.8	115.4	106.5
Investment and other income	0.1	0.2	0.5	0.9
	58.9	55.0	115.9	107.4
Expenses
Interest	22.3	21.3	44.1	42.5
General and administrative	4.1	3.8	7.9	7.6
Transaction costs	—	4.2	—	4.9
Income before fair value gains (losses)	32.5	25.7	63.9	52.4
Fair value gains (losses)	15.0	(13.7)	23.9	3.2
Net income and comprehensive income	$47.5	$12.0	$87.8	$55.6
Net income and comprehensive income attributable to:
Unitholders	$13.3	$2.6	$24.6	$12.1
Non-controlling interest	34.2	9.4	63.2	43.5
	$47.5	$12.0	$87.8	$55.6
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Net income per Trust unit	$0.51	$0.13	$0.94	$0.60
(1)Prior  year  financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust  been a stand-alone entity during the years presented.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS(1)
(Cdn Millions, except per unit amounts)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Net income	$47.5	$12.0	$87.8	$55.6
Add (deduct):
Fair value (gains) losses	(15.0)	13.7	(23.9)	(3.2)
Transaction costs	—	4.2	—	4.9
Funds from operations	$32.5	$29.9	$63.9	$57.3
Funds from operations – unitholders	9.1	6.5	17.9	12.5
Funds from operations – non-controlling interest	23.4	23.4	46.0	44.8
	$32.5	$29.9	$63.9	$57.3
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Funds from operations per Trust unit	$0.35	$0.32	$0.69	$0.61

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS(1)

(Cdn Millions, except per unit amounts)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Funds from operations	$32.5	$29.9	$63.9	$57.3
Add (deduct):
Straight-line rental income	(3.9)	(5.1)	(8.2)	(12.0)
Normalized 2nd generation leasing commissions and tenant improvements(2)	(3.8)	(3.5)	(7.6)	(7.0)
Normalized sustaining capital expenditures(2)	(0.9)	(0.8)	(1.8)	(1.6)
Adjusted funds from operations	$23.9	$20.5	$46.3	$36.7
Adjusted funds from operations – unitholders	6.7	4.5	13.0	8.0
Adjusted funds from operations – non-controlling interest	17.2	16.0	33.3	28.7
	$23.9	$20.5	$46.3	$36.7
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Adjusted funds from operations per Trust unit	$0.26	$0.22	$0.50	$0.39
(1)Prior  year financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the years presented.
(2) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.